BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

São Paulo, March 02nd, 2023.

To

Comissão de Valores Mobiliários

Street Sete de Setembro, 111, 33° floor Rio de Janeiro – RJ

Att.: Sr. Guilherme Rocha Lopes – Gerente de Acompanhamento de Empresas 2 Sr. Gustavo André Ramos Inubia – Analista

Ref.: CVM Notice nº 66/2023/CVM/SEP/GEA-2

Dear Sirs,

BRF S.A. (“BRF” or “Company”), in attention to the CVM notice nº 66/2023/CVM/SEP/GEA-2 (“CVM Notice”), attached hereto as Annex I of this letter and which refers to the news published on March 1st, 2023 by the news portal InfoMoney, titled "BRF jumps more than 8% after disclosing balance sheet and stating that it is studying the sale of R$ 4 billion in assets" ("News"), hereby clarifies the following.

The News refers to the conference call held by BRF, on the same date, regarding its Q4 2022 results ("Conference Call") and states that, during the event, the Company's executives would have mentioned that a "divestment plan is underway that may raise up to R$4 billion to BRF's cash flow" and that "the highlight of the divestment pipeline is the pet food operation, in which the company had made heavy investments in recent years."

In this regard, we clarify that, during the Conference Call, the Company referred to the Notice to the Market disclosed on February 28, 2023 ("Notice to the Market"), through which it informed the hiring of Banco Santander to be its financial advisor aiming at the disposal of its pet food operation ("Transaction"). The Notice to the Market also informed that the Transaction will be carried out through a competitive process, in order to obtain the proposal that is most advantageous to BRF, including the highest price for the assets to be sold, and that such process is at an early stage, with preliminary talks with potential interested parties.

Thus, in line with the information provided in the Notice to the Market on the Conference Call, the Company only confirmed its intention to sell its pet food operation. However, as also disclosed in the document, the Transaction is in an initial stage, with no definition yet on the sale amount. In this sense, in order to make the information transparent and precise, it was disclosed in the Notice to the Market that BRF intends to carry out a competitive process precisely in order to obtain the price proposal that is most advantageous to the Company. Thus, we understand that the reference made in the News, that BRF could raise R$ 2 billion in the Transaction, consists of an assessment made by the market, as the News itself mentions, and not of information disclosed on the Conference Call. Therefore, there is no confirmation from the Company about this amount.

The News also mentioned that "the rest of the plan [of divestment] would come from the negotiation of other non-core assets and tax credits", and that the proceeds, according to what the Company's executives said on the Conference Call, will be used "to amortize debt" and "reduce leverage" of BRF and that "the company's goal is to reach the ratio of 2 times Ebitda".

In this regard, the Company would like to clarify that there is currently no structured plan to sell assets, except for the Transaction already communicated to the market. In fact, in addition to the Transaction, there is only BRF's objective, which has been studied in a additional manner, to sell assets that are not essential to its operation ("adjacent" and "inoperative" assets, as mentioned in the Conference Call), in order to reduce its indebtedness. It is important to note that the sale of assets that fall under this definition is done on a recurrent basis by the Company, being duly reported to the market whenever they meet the criteria of materiality. Thus, we hereby emphasize that there is not and there was no mention to the assets that may eventually be disposed of or the amount that would be raised, and therefore there is no reference to "relevant divestments in progress and planned divestments", except for the Transaction that is the subject of the Notice to the Market.

Regarding the indebtedness ratio in relation to EBITDA, the Company's management made it clear in the Conference Call that it was only a managerial goal that it would seek to achieve, in line with the purpose of reducing leverage that motivated the decision to initiate the Transaction, not configuring, therefore, a projection. By the way, the News itself affirms that this is a "goal" and, also, that the Company's management did not give any "guidance (projection)" during the Conference Call.

In this sense, the amount of R$4 billion in asset disposals and the leverage index it seeks to achieve, as mentioned in the Conference Call, are merely management objectives that the Company intends to pursue in taking such steps, and do not represent projections, prospective information or guidance, much less any commitment made by BRF that these objectives will be achieved in 2023 or in future years.

Thus, we confirm that since there is no concrete and defined plan to sell assets (except for the Transaction, already disclosed) and since there is no projection regarding the amounts to be reached in a possible sale of assets or specific financial leverage ratios, but only goals that management aims to achieve, the Company understands that the information mentioned in the New does not constitute a material fact, capable of significantly influencing the price of securities issued by the Company or the decision of investors to trade in such securities. For the same reasons, BRF understands that it is not required, at this time, to update and resubmit the Reference Form or take any additional measures.

Finally, it is worth mentioning that the Presentation on Q4 2022 Results and the complete transmission of the Conference Call, as well as the transcripts of previous conference calls held by BRF, are available on the Company's investor relations website (http://ri.brf-global.com, under the "Presentations and Conference Calls" icon).

For the time being, we remain at your disposal for any clarifications that may be necessary.

São Paulo, March 02nd 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer BRF S.A.

Annex I

CVM Notice nº 66/2023/CVM/SEP/GEA-2

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brasil - Tel.: (21) 3554-8686 Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brasil - Tel.: (11) 2146-2000

SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brasil -Tel.: (61) 3327-2030/2031 www.cvm.gov.br

Ofício nº 66/2023/CVM/SEP/GEA-2

Rio de Janeiro, 1º de março de 2023.

Ao Senhor

Fabio Luis Mendes Mariano

Diretor de Relações com Investidores da

BRF S.A.

Tel.: (11) 2322-5377

E-mail: acoesri@brf.com

C/C: Superintendência de Listagem e Supervisão de Emissores da B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Assunto: Supervisão de notícias, fatos relevantes e comunicados

Prezado Senhor Diretor,

1.                                   Reportamo-nos à notícia veiculada na página do portal de notícias InfoMoney na rede mundial de computadores em 01/03/2023 intitulada “BRF salta mais de 8% após divulgar balanço e aﬁrmar que estuda vender R$ 4 bi em ativos”, com o seguinte teor:

BRF (BRFS3) reforça visão do 'básico bem feito' e usará venda de ativos para reduzir dívida; ações disparam na B3

Nova gestão da companhia reforçou foco em sua operação principal e quer recursos de ativos não-essenciais para diminuir sua alavancagem

quarta-feira, 1 de março de 2023 ‒ 11:53 InfoMoney | Noticias | Rikardy Tooge

Na teleconferência de resultados do terceiro trimestre de 2022, realizada em novembro, o CEO da BRF (BRFS3), Miguel Gularte, repetiu por diversas vezes que a empresa precisava 'back to the basics'. Em bom português, focar em seu negócio principal, a produção e venda de carne de frango e suíno, em detrimento de outros investimentos.

Passado um trimestre, a companhia dona da Sadia e da Perdigão incorporou a orientação de sua nova administração, encabeçada pela Marfrig (MRFG3), e caminha para um retorno ao básico. Prova disso foi o anúncio de que está

em curso em plano de desinvestimentos que pode levantar até R$ 4 bilhões ao caixa da BRF.

Por sinal, a iniciativa tem sido bem avaliada pelo mercado, já que a BRF iniciou o pregão desta quarta-feira (1) subindo mais de 5,5%. Por volta das 11h15 (horário de Brasília), o papel operava com alta de 8,6%, a R$ 6,69, sendo uma das principais do Ibovespa até o momento.

O destaque do pipeline de desinvestimento é a operação de pet food, que a companhia havia feito pesados investimentos nos últimos anos. A gestão da BRF sinaliza que recebeu sondagens interessantes pelo negócio e o mercado avalia que é possível arrecadar R$ 2 bilhões. O restante do plano viria da negociação de outros ativos não-essenciais e créditos tributários.

O recurso, aﬁrma o CFO Fábio Mariano, será utilizado para amortizar a dívida da BRF. 'Toda e qualquer injeção de liquidez da companhia será destinada para reduzir o endividamento', reforçou Mariano, em teleconferência com analistas nesta quarta-feira. Vale destacar que a companhia encerrou 2022 com dívida líquida estimada em R$ 14,6 bilhões.

Na avaliação do executivo, existem oportunidades para a BRF quitar parte de seus títulos de dívida no mercado secundário com um 'bom desconto'.

Além de focar no core business, a venda de ativos considerados não- essenciais visa a redução da alavancagem da companhia, que terminou 2022 em 3,75 vezes a dívida líquida pelo lucro antes de juros, impostos, depreciação e amortização (Ebtida, em inglês).

A gestão da BRF informou que o objetivo da companhia é alcançar o índice de 2 vezes Ebitda. No entanto, o CFO lembra que a redução será gradual e não deu guindance (projeção) de quando poderá chegar neste índice. De qualquer forma, o pipeline de desinvestimentos consegue acelerar essa desalavancagem.

'São operações de execução rápida que melhora nossa estrutura de capital e a permite desalavancagem', afirmou Fábio Mariano.

[...]

2.                                   A propósito do conteúdo da notícia, em especial dos trechos em destaque, requeremos a manifestação de V.Sª sobre a veracidade das informações prestadas na notícia, e, caso aﬁrmativo, solicitamos esclarecimentos adicionais a respeito do assunto, bem como informar os motivos pelos quais entendeu não se tratar o assunto de Fato Relevante, nos termos da Resolução CVM nº 44/21.

3.                                   A Companhia deve ainda informar em que documentos protocolados no Sistema Empresas.NET e em que itens do Formulário de Referência podem ser obtidas maiores informações a respeito do plano de desinvestimento que pode levantar até R$ 4 bilhões ao caixa da BRF..

4.                                  Ressaltamos que, segundo o item 10.8 do Anexo C da Resolução CVM nº 80/22 (antes da entrada em vigor das alterações promovidas pela Resolução CVM nº 59/21), os diretores dos emissores registrados na CVM devem indicar e comentar, no campo apropriado do Formulário de Referência, os principais elementos do seu plano de negócios, explorando especiﬁcamente os seguintes tópicos: a) investimentos, incluindo (i) descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos; (ii) fontes de ﬁnanciamento dos investimentos; e (iii) desinvestimentos relevantes em andamento e desinvestimentos previstos.

5.                                   Em que pese o fato de o item 10.8 não ensejar a atualização e reapresentação do Formulário de Referência nos termos do § 3º do artigo 25 da Resolução CVM nº 80/22, destacamos que a mesma Resolução, nos seus artigos 15 a 18, exige que as informações prestadas pelos emissores registrados na CVM sejam

(i) verdadeiras, completas, consistentes e que não induzam o investidor a erro;

(ii)     escritas em linguagem simples, clara, objetiva e concisa; (iii) divulgadas de forma abrangente, equitativa e simultânea para todo o mercado; e (iv) úteis à avaliação dos valores mobiliários por ele emitidos.

6.                                   Além disso, o item 4.20 Material de apresentação a analistas / agentes do mercado do Ofício Circular/Anual-2022-CVM/SEP orienta que "Se durante a reunião houver a divulgação de informações adicionais às constantes no material de apresentação utilizado, por exemplo, em decorrência de perguntas formuladas pelos participantes da reunião, estas devem ser incluídas nesse material, o qual deve ser reapresentado pelo Sistema Empresas.NET, sem prejuízo do disposto no artigo 3º da Resolução CVM nº 44/21, nos casos em que tais informações constituírem Fato Relevante".

7.                                   Não obstante, no caso ora em comento, não foram identiﬁcadas, na versão mais recente do Formulário de Referência 2022 e no Comunicado ao Mercado do tipo "Apresentações a analistas/agentes do mercado", apresentado no Sistema Empresas.NET em 01/03/2023, informações referentes aos desinvestimentos previstos, informados na notícia. Assim sendo, também requeremos de V.Sª que informe que providências pretende adotar para sanar a inconsistência informacional ora apontada.

8.                                   Destacamos também que, segundo o item 4.3 Projeções do Ofício Circular/Anual-2023-CVM/SEP, "A ausência de algum elemento em declarações ou divulgações (como, por exemplo, premissas relevantes, parâmetros, metodologias adotadas e prazos) por parte da companhia e seus administradores não retira a essência da projeção, apenas assinala que determinada declaração ou divulgação não atende aos requisitos de completude e consistência requeridos pelo artigo 15 da Resolução CVM nº 80/22 em todas as informações divulgadas pelo emissor".

9.                                   Nesse sentido, V.Sª também deverá informar por que entende que a informação de que o objetivo da Companhia é alcançar uma relação dívida líquida/EBITDA de 2 vezes não conﬁgura uma projeção, ainda que o prazo não tenha sido divulgado.

10.                               Tal manifestação deverá incluir cópia deste Ofício e ser encaminhada por meio do Sistema Empresas.NET, categoria “Comunicado ao Mercado”, tipo “Esclarecimentos sobre questionamentos da CVM/B3”. O atendimento à presente solicitação de manifestação por meio de Comunicado ao Mercado não exime a eventual apuração de responsabilidade pela não divulgação tempestiva de Fato Relevante, nos termos da Resolução CVM nº 44/21.

11.                                Segundo o parágrafo único do artigo 6º da Resolução CVM nº 44/21, é dever dos acionistas controladores ou administradores da companhia aberta, diretamente ou através do Diretor de Relações com Investidores, divulgar imediatamente o ato ou fato relevante pendente de divulgação, na hipótese de a informação escapar ao controle ou se ocorrer oscilação atípica na cotação, preço ou quantidade negociada dos valores mobiliários de emissão da companhia aberta ou a eles referenciados. Assim sendo, em havendo o vazamento da informação relevante (sua divulgação por meio de um veículo de imprensa, por exemplo), o Fato Relevante tem de ser divulgado, independentemente do fato de a informação ser ou não originária de manifestações de representantes da Companhia.

12.                                Ressaltamos que, nos termos do artigo 3º da Resolução CVM nº 44/21, cumpre ao Diretor de Relações com Investidores divulgar e comunicar à CVM e, se for o caso, à bolsa de valores e entidade do mercado de balcão organizado em que os valores mobiliários de emissão da companhia sejam admitidos à negociação, qualquer ato ou fato relevante ocorrido ou relacionado aos seus negócios, bem como zelar por sua ampla e imediata disseminação, simultaneamente em todos os mercados em que tais valores mobiliários sejam admitidos à negociação.

13.                                Lembramos ainda da obrigação disposta no parágrafo único do artigo 4º da Resolução CVM nº 44/21, de inquirir os administradores e acionistas controladores da Companhia, bem como todas as demais pessoas com acesso a atos ou fatos relevantes, com o objetivo de averiguar se estas têm conhecimento de informações que devam ser divulgadas ao mercado.

14.                                Além disso, cumpre-nos lembrar que o Formulário de Referência (Item 11. Projeções) deve ser atualizado em até 7 (sete) dias úteis contados da alteração ou divulgação de novas projeções ou estimativas (inciso VIII do § 3º ou inciso V do § 4º do artigo 25 da Resolução CVM nº 80/22).

16.       Lembramos também que, caso projeções e estimativas sejam divulgadas, o emissor deve, trimestralmente, no campo apropriado do Formulário de Informações Trimestrais – ITR e no Formulário de Demonstrações Financeiras Padronizadas – DFP, confrontar as projeções divulgadas no Formulário de Referência e os resultados efetivamente obtidos no trimestre, indicando as razões para eventuais diferenças (§ 4º do artigo 21 da Resolução CVM nº 80/22).

18.       De ordem da Superintendência de Relações com empresas (SEP), alertamos que caberá a esta autoridade administrativa, no uso de suas atribuições legais e, com fundamento no inciso II, do art. 9º, da Lei nº 6.385/76, e no art. 7º, combinado com o art. 8º, da Resolução CVM nº 47/21, determinar a aplicação de multa cominatória, sem prejuízo de outras sanções administrativas, no valor de R$ 1.000,00 (mil reais), pelo não cumprimento das exigências formuladas, até o dia 2 de março de 2023.

Atenciosamente,

Documento assinado eletronicamente por Gustavo André Ramos Inubia, Analista, em 01/03/2023, às 17:21, com fundamento no art. 6º do Decreto nº 8.539, de 8 de outubro de 2015.
Documento assinado eletronicamente por Guilherme Rocha Lopes, Gerente, em 01/03/2023, às 17:23, com fundamento no art. 6º do Decreto nº 8.539, de 8 de outubro de 2015.

A autenticidade do documento pode ser conferida no site https://super.cvm.gov.br/conferir_autenticidade, informando o código verificador 1729536 e o código CRC 59619B5C.

This document's authenticity can be verified by accessing https://super.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" 1729536 and the "Código CRC" 59619B5C.

Referência: Processo nº 19957.001873/2023-63	Documento SEI nº 1729536